UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ACQUISITION STATEMENT FOR SECURITIES PURCHASED PURSUANT
                          TO SECTION 13 OF THE 1934 Act

                                 SCHEDULE 13G-A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         The Greenbrier Companies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   393657101
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

         William A. Furman; ###-##-####

Item 2:  Check the appropriate box if a member of a group:

         (a)
         (b) /X/

Item 3:  SEC use only:

Item 4:  Citizenship or place of organization:

         United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:  Sole voting power:

         0

Item 6:  Shared voting power:

         8,260,750

Item 7:  Sole dispositive power:

         0

Item 8:  Shared dispositive power:

         8,260,750

Item 9: Aggregate amount beneficially owned by each reporting person:

         8,260,750

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

         N/A

Item 11: Percent of class represented by amount in row 9:

         58.3

Item 12: Type of reporting person:

         IN

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

         Alan James; ###-##-####

Item 2:  Check the appropriate box if a member of a group:

         (a)
         (b) /X/

Item 3:  SEC use only:

Item 4:  Citizenship or place of organization:

         United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:  Sole voting power:

         0

Item 6:  Shared voting power:

         8,260,750

Item 7:  Sole dispositive power:

         0

Item 8:  Shared dispositive power:

         8,260,750

Item 9:  Aggregate amount beneficially owned by each reporting person:

         8,260,750

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

         N/A

Item 11: Percent of class represented by amount in row 9:

         58.3

Item 12: Type of reporting person:

         IN

Item 1.

         (a)      Name of Issuer:
                  The Greenbrier Companies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  One Centerpointe Drive, Suite 200
                  Lake Oswego, OR  97035


Item 2.

         The Filing persons are (a) Alan James and (b) William A. Furman.

Item 2   Information for Mr. James:

         (a)      Name of Person Filing:
                  Alan James

         (b)      Address of Principal Business Office:
                  One Centerpointe Drive, Suite 200
                  Lake Oswego, OR  97035

         (c)      Citizenship:
                  USA

         (d)      Title of Class of Securities:
                  Common Stock, par value $0.001 per share

         (e)      CUSIP Number:
                  393657101

Item 2 Information for Mr. Furman:

         (a)      Name of Person Filing:
                  William A. Furman

         (b)      Address of Principal Business Office:
                  One Centerpointe Drive, Suite 200
                  Lake Oswego, OR  97035

         (c)      Citizenship:
                  USA

         (d)      Title of Class of Securities:
                  Common Stock, par value $0.001 per share

         (e)      CUSIP Number:
                  393657101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership

Item 4    Information for Mr. James:

          (a)  Amount Beneficially Owned:
               8,260,750 shares

          (b)  Percent of Class:
               58.3

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    0

              (ii)  shared power to vote or to direct the vote:
                    8,260,750

             (iii)  sole power to dispose or to direct the
                    disposition of:
                    0

              (iv)  shared power to dispose or to direct the
                    disposition of:
                    8,260,750

          (d) The shares listed in Item 4(a) as beneficially owned by Mr. James include 3,942,875 shares held by Mr. Furman which, pursuant to the terms of a Stockholder's Agreement, as amended, will be voted in concert with the 3,942,875 shares held by Mr. James to elect each of Messrs. James and Furman as directors and with respect to all other matters put to a vote of the stockholders. Mr. James disclaims beneficial ownership of the shares held by Mr. Furman.

               The shares listed in Item 4(a) as beneficially owned by Mr. James also include 375,000 shares transferred on December 30, 1994 by Mr. James to The Alan James Charitable Remainder Unitrust. Mr. James and his spouse are co-trustees of the trust and, as such, share voting and dispositive power.

Item 4    Information for Mr. Furman:

         (a)  Amount Beneficially Owned:
              8,260,750 shares

         (b)  Percent of Class:
              58.3

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    0

              (ii)  shared power to vote or to direct the vote:
                    8,260,750

             (iii)  sole power to dispose or to direct the
                    disposition of:
                    0

              (iv)  shared power to dispose or to direct the
                    disposition of:
                    8,260,750

          (d) The shares listed in Item 4(a) as beneficially owned by Mr. Furman include 3,942,875 shares held by Mr. James which, pursuant to the terms of a Stockholder's Agreement, as amended, will be voted in concert with the 3,942,875 shares held by Mr. Furman to elect each of Messrs. James and Furman as directors and with respect to all other matters put to a vote of the stockholders. Mr. Furman disclaims beneficial ownership of the shares held by Mr. James.

                The shares listed in Item 4(a) as beneficially owned by Mr. Furman also include 375,000 shares transferred on December 30, 1994 by Mr. Furman to The William A. Furman Charitable Remainder Unitrust. Mr.Furman and his spouse are co-trustees of the trust and, as such, share voting and dispositive power.

Item 5.   Ownership of Five Percent or Less of a Class

          Item 5 applies to neither party.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Item 6 applies to neither party.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Item 7 applies to neither party.

Item 8.   Identification and Classification of Members of the Group

          Item 8 applies to neither party.

Item 9.   Notice of Dissolution of Group

          Item 9 applies to neither party.


Item 10.  Certification

          Inapplicable.


Item 11.  Exhibits

          Exhibit 99: Joint Filing Agreement signed as of July 1, 1994



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         DATED: February 13, 1998


                                          /s/William A. Furman
                                         -----------------------------------
                                           William A. Furman


                                         /s/ William A. Furman
                                         -----------------------------------
                                           Alan James, by William A. Furman,
                                           (Pursuant to Joint Filing Agreement
                                            filed as an Exhibit)